Exhibit 99.1

21VIANET GROUP ANNOUNCES APPOINTMENT OF FINANCIAL ADVISOR AND LEGAL COUNSELS

BEIJING, July 9, 2015 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), a leading carrier-neutral Internet data center services provider in China, today announced that the special committee of its board of directors (the “Special Committee”) has retained Morgan Stanley Asia Limited as its financial advisor, K&L Gates LLP as its international and U.S. legal counsel and Conyers Dill & Pearman as its Cayman legal counsel in connection with its review and evaluation of a preliminary non-binding proposal dated June 10, 2015 from Mr. Josh Sheng Chen, the Chairman and Chief Executive Officer of the Company, Kingsoft Corporation Limited and Tsinghua Unigroup International Co., Ltd. (the “Proposal”).

In addition, Skadden, Arps, Slate, Meagher & Flom LLP will act as the Company’s legal counsel in connection with the Proposal.

21Vianet’s board of directors cautions the Company’s shareholders and others considering trading in its securities that the Special Committee is continuing its evaluation of the Proposal and no decisions have been made by the Special Committee with respect to 21Vianet’s response to the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Proposal or any other transaction will be approved or consummated.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1(908)7072062

IR@21Vianet.com

Joseph Cheng

+861084562121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1(646)405-4922

IR@21Vianet.com